Husqvarna

February 23, 2007

07021677

U.S Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N,E, Mail Stop 3628
Washington, D.C. 20549
United States of America

SUPPL

Re: Husqvarna AB (publ) 12g3-2(b) Exemption No 082-34966

Ladies and Gentlemen:

Husqvarna AB (publ), a company formed under the laws of the Kingdom of Sweden ("Husqvarna"), is hereby furnishing to the United States Securities and Exchange Commission (the "SEC") the attached document pursuant to Rule 12g3-2(b)(1)(i). The attached document was distributed/made public in both an English and a Swedish version. The English version is attached. Husqvarna currently claims the exemption from registration under the Securities Exchange Act of 1934 (the "Exchange Act") provided by Rule 12g3-2(b) thereunder, under the filing number 082-34966.

All information and documents contained in or furnished by this letter are being furnished under paragraph (b)(1)(i) of Rule 12g3-2 with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Husqvarna is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned or Olle Wallén (General Counsel and Secretary to the Board of Husqvarna) at 011-46-8-738-8350.

Yours sincerely

Åsa Stenqvist
Senior Vice President
Communications and Investor Relations

{H0025136.2 } Address	Visiting Address	Telephone	Fax	Reg. No.	Web site
HUSQVARNA AB (publ) Box 30224 SE-104 25 Stockholm SWEDEN	S:t Göransgatan 143	+46-36 14 65 00	+46 8 738 64 01	556000-5331	www.husqvarna.com

Dlw 3/12

Husqvarna

Press release

Stockholm, 23 February 2007

Board proposes bonus issue and authorization for issue of new shares

The Husqvarna Board of Directors proposes that the Annual General Meeting on 19 April 2007 resolves on a bonus issue of 88,877,745 A-shares. The bonus issue will increase the share capital by SEK 177,755,490, which will be obtained through re-allocation of funds from unrestricted equity according to the most recently adopted balance sheet.

The following conditions shall apply to the bonus issue:

- Each existing A- or B-share shall entitle to one (1) bonus share right for A-shares. Ten bonus share rights shall entitle to three (3) new A-shares.

- Shareholder's bonus share rights that are not multiples of ten shall be sold through the company and the funds received shall be allocated net of sales costs to the shareholders whose bonus share rights have been sold.

- The new shares shall entitle to dividend from and including the financial year 2007.

Record date

The record date proposed for the bonus issue is 16 May 2007. The last day of trading in the Husqvarna share including the right to participate in the bonus issue will then be 11 May 2007. The first day of trading excluding this right will be 14 May 2007.

Effects on the share structure

Following the bonus issue, the number of A-shares will correspond to 25.5% of the capital and 77.4% of the votes, as compared to the current 3.2% of the capital and 24.9% of the votes.

	Before bonus issue			After bonus issue		
Share series	Number	% votes	% cap	Number	% votes	% cap
A-shares	9,502.275	24.9	3.2	98,380,020	77.4	25.5
B-shares	286,756,878	75.1	96.8	286,756,875	22.6	74.5
Total	296,259,153	100	100	385,136,895	100	100

Address	Visiting address	Telephone	Fax	Reg. No.	Web site
Husqvarna AB (publ) SE-104 25 Stockholm Sweden	S:t Göransgatan 143	+46-3614 65 00	+46-88739 64 50	556000-5331	www.husqvarna com

Effects on share price and key ratios
Following the bonus issue, the number of shares in Husqvarna will increase, which will lead to a decrease in the share price. At an assumed share price before the bonus issue of SEK 110, the new theoretical share price can be calculated at approximately SEK 85, i.e. 110 x10 / (10+3).

Key ratios based on the number of shares will also be affected, for example:

Key ratio	Before bonus issue	After bonus issue
Earnings per share, SEK	6.29	4.83
Equity per share, SEK	21.10	16.23

Amendment of articles of association
In order to enable the bonus issue from a technical perspective, the Board of Directors proposes that:

- the last section of § 5 of the Articles of Association shall be deleted, to enable issuing only one class of shares by way of a bonus issue
- three shares be redeemed without payment in order to obtain an even number of shares

Authorization for new share issue
The Board of Directors also proposes that the Annual General Meeting authorize the Board to resolve on the issue of not more than 38.5 million new A- and/or B-shares, on one or more occasions, during the period until the Annual General Meeting in 2008. The purpose of the authorization is to facilitate acquisitions where payment will be made in own shares. The price for the new shares shall be based on the prevailing market price of the Husqvarna share.

More information on the above mentioned proposals will be available well in advance of the Annual General Meeting.

For more information, please contact Bernt Ingman, Chief Financial Officer at +46 36 14 65 05.

END